SECURITIES AND EXCHANGE COMMISSION 04004379
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/25/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE MUNICIPAL ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1352 Powell Avenue
(No. and Street)

North Merrick (City) NY (State) 11566 (Zip Code)

RECEIVED MAR 01 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Meiselas (516) 221-5367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Meiselas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Municipal Advisors Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

E. RICHARD BAUM
Notary Public, State of New York
No. 4953633
Qualified in New York County
Commission Expires July 24, 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE MUNICIPAL ADVISORS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PRIVATE MUNICIPAL ADVISORS INC.

TABLE OF CONTENTS

YOHALEM
GILLMAN
& COMPANY LLP

Independent Auditor's Report

To the Shareholder
Private Municipal Advisors Inc.

We have audited the accompanying statement of financial condition of Private Municipal Advisors Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the period March 25, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Municipal Advisors Inc. as of December 31, 2003 and the results of its operations and its cash flows for the period March 25, 2003 to December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yohalem Gillman & Company LLP

New York, New York
January 19, 2004

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

PRIVATE MUNICIPAL ADVISORS INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2003
ASSETS		
Cash	$	85,388
Other assets		320
	$	85,708
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	13,656
Stockholder's equity		
Common stock - no par value; authorized, issued and outstanding - 200 shares		500
Additional paid-in capital		14,500
Retained earnings		57,052
Total stockholder's equity		72,052
	$	85,708

PRIVATE MUNICIPAL ADVISORS INC.

STATEMENT OF OPERATIONS

		PERIOD MARCH 25, 2003 TO DECEMBER 31, 2003
Revenue		
Consulting	$	116,222
Private placement fees		13,841
Advisory fees		2,000
Interest		47
Total revenue		132,110
Expenses		
Officer's salary		35,000
Payroll taxes		3,076
Total payroll costs		38,076
Professional fees		14,976
Continuing education		1,179
Consulting		7,000
Regulatory dues and fees		4,150
Office		9,677
Total expenses		75,058
Net income	$	57,052

PRIVATE MUNICIPAL ADVISORS INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

PERIOD MARCH 25, 2003 TO DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - March 25, 2003	$ -.-	$ -.-	$ -.-	$ -.-
Capital contributed	500	14,500	-.-	15,000
Net income	-.-	-.-	57,052	57,052
Balance - December 31, 2003	$ 500	$ 14,500	$ 57,052	$ 72,052

See accompanying notes.

PRIVATE MUNICIPAL ADVISORS INC.

STATEMENT OF CASH FLOWS

		PERIOD MARCH 25, 2003 TO DECEMBER 31, 2003
Cash flows from operating activities		
Net income	$	57,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in other assets		(320)
Increase in accounts payable and accrued expenses		13,656
Net cash provided by operating activities		70,388
Cash flows from financing activities		
Capital contributed		15,000
Increase in cash and cash equivalents		85,388
Cash - beginning of period		-.-
Cash - end of period	$	85,388

PRIVATE MUNICIPAL ADVISORS INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

See accompanying notes

1. Organization and Business Activity

Private Municipal Advisors Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company specializes in providing consulting support to institutional investors who invest in municipal bonds and leases that are purchased as private placements. The Company was incorporated in the State of New York in March 2003 and is located in the Metropolitan New York City area. Operations commenced in April 2003.

2. Summary of Significant Accounting Policies

Revenue Recognition

Private placement fees are earned and recorded when the transaction is settled. Investors have no obligation to pay the seller of a private placement until all legal, operational, and financial matters regarding the issuance are resolved.

Prior to the Company becoming a member firm in the NASD in December 2003, the Company acted as an exclusive consultant to one investor and earned consulting fees by providing expert advice and operational support related to the investor's management of a portfolio of private placements. Consulting fees were earned and recorded in connection with the completion of the investor's private placement projects. After the Company became a member firm of the NASD, the consulting arrangement was terminated and the investor became a customer of the Company. At that time, the Company began soliciting other customers for its services.

Income Taxes

The Company has elected to be taxed as an S Corporation pursuant to the Internal Revenue Code and applicable state laws, whereby income of the Company is passed directly to the stockholders, who are liable for payment of federal and state income taxes.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The shareholder incurred expenses on behalf of the Company throughout the period. The amount owed to the shareholder at December 31, 2003 was $4,981 and is included in accounts payable and accrued expenses.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital ratio was 0.19:1.0, and its net capital was $71,732 as compared with required net capital of $5,000.

5. Concentrations

During the period ended December 31, 2003, substantially all of the revenue earned was from one customer.

PRIVATE MUNICIPAL ADVISORS INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2003
Total stockholder's equity	$ 72,052
Deductions and/or charges	
Nonallowable assets	320
Net capital before haircuts on securities positions	71,732
Haircuts on securities	-.-
Net capital	71,732
Less: Minimum capital requirements	5,000
Excess net capital	$ 66,732

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 13,656
Aggregate indebtedness	$ 13,656
Ratio of aggregate indebtedness to net capital	0.19:1.0

PRIVATE MUNICIPAL ADVISORS INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III

		DECEMBER 31, 2003
Net capital - per FOCUS Report	$	72,052
Subtract: Nonallowable asset		320
Net capital - per audit report	$	71,732

PRIVATE MUNICIPAL ADVISORS INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report on Internal Control

To the Shareholder
Private Municipal Advisors Inc.

In planning and performing our audit of the financial statements of Private Municipal Advisors Inc. for the period March 25, 2003 to December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2003, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yohalem Gillman & Company LLP

New York, New York
January 19, 2004